Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated November 5, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The interview transcripted as Exhibit A was aired on the ABC NOW on October 28, 2008. The transcript attached as Exhibit B was aired on the NPR on November 4, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                Clarification: This article quotes Mr. Laplanche as stating, "Because of the credit crunch, borrowers have much less of an opportunity to get a good rate if they get a loan at all, and for lenders the average interest rate is 12 to 13 percent, a double-digit net return, which is a lot better than the stock market." In fact, Mr. Laplanche stated, "[Because of the credit crunch, borrowers have much less of an opportunity to get a good rate if they get a loan at all, and for lenders the average interest rate is 12 to 13 percent, and if defaults remain around 2 percent that would preserve a double-digit return.]" Predictions of future returns assume that certain defaults will occur and are based on an average assuming that lenders diversify their investment in multiple notes and across credit grades rather than placing their entire investment in a single note.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

ABC NOW Money Matters interviews Renaud Laplanche

October 28, 2008

Social Lending Offers Alternatives

Reported by Jackie Hyland

"Welcome to Money Matters. I'm Jackie Hyland in New York. Well, now more than ever its harder to secure a loan as a result of the sub-prime mortgage crisis that has helped drive Wall Street into turmoil. So, we wanted to introduce a unique and create way to get a loan that boasts lower interest rates than banks and credit card companies.

For more on this, we're joined by Renaud Laplanche. He's the founder and CEO of the Lending Club. It's a peer-to-peer lender and it's based in California. Renaud, thanks so much for joining us today."

Renaud Laplanche

"Thank you for having me, Jackie."

Jackie Hyland

"So break this down for us. We've all heard of asking friends and families for loans, but your site helps get loans from complete strangers."

Renaud Laplanche

"That's exactly right. Think of it as a marketplace where you instead of having buyers and sellers, you essentially have lenders and borrowers. Borrowers are there to get a loan, and lenders are there to make an investment into loans requested by the borrowers at a fair interest rate, and at the same time feel good about it because they're helping other people."

Jackie Hyland

"So, you're basically cutting out the middleman."

Renaud Laplanche

"If you think about the way consumer lending has been done recently by the big banks, you have the banks collecting deposits from the public at 2-4% on savings account and CDs, and then turning around and extending loans at 13 or 14% on unsecured credit, or sometimes at 18% on credit cards. So, here we are essentially cutting the middleman out and letting borrowers and lenders exchange money at an average interest rate of 10-12% which is attractive for borrowers and also an attractive investment opportunity sometimes for lenders."

Jackie Hyland

"So, have you seen the number of loans go up in recent weeks with the credit crisis?"

Renaud Laplanche

"Yes, dramatically. I think on both sides; both supply and demand have been going up. On the demand side, the requests for loans have gone up tremendously as a result of the credit crunch and credit being tightened by the banks. But also on the lender side, the supply of funds have been going up mostly due to the stock market not performing as well as it used to and investors looking for alternative investment opportunities, and at the same time helping other people."

Jackie Hyland

"So, can you give us an idea of how many loans have been established through the Lending Club?"

Renaud Laplanche

"Sure. So, we issued about twenty million dollar in loans since we started the operations back in May 2007. And, we released a new program about 10 days ago which is registered with the SEC and that program has brought in about a million dollar only in the last 10 days."

Jackie Hyland

"Wow! So, how do pay back rates compare to banks and credit card companies?"

Renaud Laplanche

"We've been very careful at protecting the lenders against any risk of sub-prime lending. So, one of the criteria that borrowers have to meet in order to borrower money through the site is to have a good credit score: a minimum credit score is 640. The maximum debt to income ratio is 25%. So, those criteria protect lenders from sub-prime risk. And, as a result of these criteria, the default rate over the last 18 months since May 2007 has been less than 2%, which is lower than the default you see on the credit cards and much lower than default on sub-prime mortgage, obviously. It's about the same default rate that you can see with small community banks that have the same kind of strong affinity among their members as we have here at the Lending Club."

Jackie Hyland

"Well, critics of peer-to-peer lending say that they aren't as reliable as borrowers in the top credit scores categories. So, is this more of a risk then?"

Renaud Laplanche

"So, there are several actors in the peer-to-peer lending space. Lending Club is the one that has been focusing exclusively on prime borrowers. So as far as we're concerned, there is no exposure to sub-prime lending. And, those are borrowers who've have been showing responsible borrowing behavior and repayment behavior in the past. We feel good about our pool of borrowers. As I said, the minimum credit score is 640. The average is about 705. So, it's definitely not sub-prime."

Jackie Hyland

"Okay. Well, can peer-to-peer lending be part of the solution to this economic crisis, do you think?"

Renaud Laplanche

"We think so. I mean we're in a time when credit gets tightened and the banks basically stopped lending money for the most part. I think the people rising up to the challenge and lending money to each other is definitely a part of the solution."

Jackie Hyland

"All right Renaud, thanks for joining us today."

Renaud Laplanche

"Thank you for having me."

Jackie Hyland

"And, for more information you can always check out the Lendingclub.com. That is Money Matters for right now. You can check in with us throughout the day and for all your business news. You can always log on to abcnews.com. I'm Jackie Hyland in New York with ABC News. Thank you so much for watching."

Exhibit B

Peer Lending Spreads In Tight Credit Market

by Wendy Kaufman

Morning Edition, November 4, 2008

Borrowers hurt by the credit squeeze and investors looking to boost their returns are increasingly turning to the same place: peer-to-peer lending. The loans can be quicker than going through a bank - and offer rates of return that can beat those of government bonds.

Companies such as Lending Club and Prosper Marketplace match individuals who want to borrow money with those who have money to lend. The process happens online, without a trip to a traditional bank.

Quick And Personal

When social worker Jennifer Mamary of Seattle needed a car for a new job, she bypassed the banks and turned to Lending Club's Web site to find people who would lend her money.

"In order to get the loan, you have to put together a profile and talk about your financial history, and why you want the loan," Mamary said. "You have a chance to tell your story, even post a picture of yourself."

Applicants then wait to hear what the answer will be.

"It was a really easy process," she said. "In terms of quickness, I think it came through in about two weeks."

Mamary used the $5,500 loan to buy a modest used car. The interest rate on the three-year loan was competitive - perhaps even better than what she would have received at a traditional bank.

Mamary's approach to getting a loan may soon become more widespread.

Conventional lenders' extreme caution has tightened up the flow of money and credit, while investors looking for a place to put their money outside of the volatile stock market or low-interest Treasury bills are showing more interest in peer-to-peer lending.

"The combination of those two factors makes it the perfect time for social lending," said Renaud Laplanche, founder and CEO of Lending Club.

Laplanche cites a single 10-day period in October, in which he says 1,200 new investors signed up to lend money.

"That's about three times the rate we were experiencing back in April," Laplanche said.

Since 2006, about $200 million has been lent through peer-to-peer lending. Of course, that's just a tiny drop in the overall lending bucket.

Most peer lending so far has been facilitated by Prosper, which is currently in an SEC-mandated quiet period. Lending Club is much smaller, but Laplanche says his company is poised for growth - it just received SEC approval to issue notes for $600 million in loans.

Prosper and Lending Club make their money through origination and service fees.

The idea of individuals lending to one another is very old.

And it has changed over time. David Schehr of Gartner Research suggests that modern institutional lending began with the community-oriented savings-and-loans.

"Then you went through the kind of commercialization, demutualization, and then you had small local banks owned by an individual," Schehr said. "And now you have much larger banks owned by corporate entities or transnational entities - and now we come full circle around to the other side."

A Growing Supply Of Lenders

Jim Bruene, founder and editor of the Online Banking Report, calls peer to peer "a good niche" - one he thinks will grow.

People with stable, well-paying jobs and stellar credit histories probably won't need peer-to-peer loans, Bruene says. But there are plenty of people who fall through the credit-approval cracks.

"It's people who just changed jobs, or they just got a graduate degree, or they just started something new," Bruene said. "This alternative gives them a way to tell their story, talk about their budget and maybe come out with a well-priced loan that lets them get started on something."

As for the people lending the money, they can earn returns of about 7 percent to 12 percent, or more. And they can pick and choose who they want to lend money to.

Often, the lenders send a small amount to many different borrowers, to minimize the risk of nonpayment by a single borrower.

Typically, peer-to-peer loans are small - less than $10,000 - and are unsecured.

That could change, however, as online lenders consider expanding their offerings to include things such as home mortgages.